Exhibit 99.19

Procaps Issues Shareholder Letter

MIAMI, USA & BARRANQUILLA, Colombia – September 3, 2024 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, today issued the below letter to shareholders from José Antonio Vieira, CEO of Procaps, addressing the current state of the business and outlining key strategic priorities for the Company.

“Dear Shareholders,

When I began my tenure as CEO of Procaps in January 2024, I made a commitment to formulate a strategic plan that steers Procaps towards consistent growth, optimal cash management, and predictable profitability. I said then that to move forward successfully, we must look back, learn from our mistakes, and address any deficiencies. I believe doing so will better enable us to position the Company going forward. Assessing our business and determining our go-forward strategy in today’s challenging market has been, and will continue to be, a non-linear journey.

I would also like to acknowledge that it has been some time since we last communicated with the market. We understand that our shareholders and the broader market are eager for more frequent updates, especially given the challenges we are currently navigating. Please know that we are fully aware of this need for information and are doing our utmost to keep you informed. However, due to the sensitive and evolving nature of the internal investigation, we must take a careful and thoughtful approach. Rest assured, as soon as appropriate and we have conclusions, we expect to provide comprehensive updates on these matters.

Today, I am providing an update on the current state of our business and outlining the key strategic priorities that will guide our focus and efforts as we look to the future.

I recognize that our Company has near-term objectives we must complete – most notably the previously-announced ongoing internal investigation led by the Audit Committee. I would like to emphasize that we are working diligently with our accounting and legal advisors, in cooperation with our external auditors, to complete the investigation in a timely manner so that we can report audited financial statements to our shareholders.

Let me be clear: I joined Procaps with the intent to bring an agenda of value creation for our stakeholders and that intention remains intact. With over 30 years of pharmaceutical industry experience and deep expertise of the Latin American market, I firmly believe in the long-term potential of the business and intend to chart the right path forward for Procaps to realize this value. While I acknowledge the near- and medium-term challenges our business faces, I remain confident, just as I did when I took this job, that Procaps is a viable organization with concrete growth perspectives and a path to profitability. However, this year our primary focus is on addressing our internal challenges. Our future depends on us concluding this investigation process and filing our audited financial statement with our 2023 20-F. In the meantime, we are working to correct the course where needed, securing financing and implementing our strategic plan.

Recent Developments

Legal action initiated by Hoche Partners

Last month, Hoche Partners initiated legal proceedings against Procaps Group in Luxembourg. The primary claim sought the Luxembourg Court’s intervention to appoint an ad-hoc administrator to supervise or replace the current members of the Audit Committee.

We are pleased to inform you that the Luxembourg Court has ruled entirely in our favor, dismissing all of Hoche’s claims as unfounded. The Court thoroughly examined the arguments from both sides and disregarded the arguments made by Hoche and upheld all the defenses presented by Procaps.

The Court not only rejected Hoche’s claim in its entirety but also ordered Hoche to pay a procedural indemnity of EUR 3,000, which is a notable amount given the nature of summary proceedings in Luxembourg. Hoche retains the right to appeal this decision within 15 days of its official service.

This is a significant step forward in protecting our interests and reinforces our commitment to defending the Company against unfounded claims.

Forbearance Agreement

The combination of non-recurring expenses related to the delay in our financial results, coupled with the broader challenges affecting our performance, has created financial strain on the Company and our debt management strategy. To address this, as previously announced, we have entered into forbearance agreements with our key lenders, which temporarily pauses payments and prevents lenders from enforcing remedies while we work toward a financial solution along with them and our shareholders. The agreement covers over $190 million of our indebtedness and will allow us to focus on core business operations while we work to restructure our financial obligations.

This agreement provides us with temporary financial relief amounting to approximately $20 million for the months of August, September, and October, which will be fully invested into the company’s working capital.

Additionally, it is important to highlight the expected $5 million contribution from Procaps’ majority shareholders. We expect this amount will be made available on or prior to September 10, through a subordinated loan, further supporting our efforts to restore the company’s financial position.

Internal Investigation and Delayed Audited Results

As we announced in May and July 2024, respectively, the Company has had to delay the filing of its Form 20-F for the fiscal year ended December 31, 2023, and has required additional time to prepare and complete the review of its financial statements. As previously disclosed, an internal investigation led by the Company’s Audit Committee with the assistance of external advisors is ongoing into matters involving the Company’s historical accounting treatment and associated financial statement disclosures related to certain historical related party transactions.

We are working diligently alongside our legal and accounting advisors, in cooperation with our external auditors, to resolve this matter so that we can finalize and report our financial statements as soon as possible.

Additionally, Nasdaq has approved our previously-submitted compliance plan and granted us an extension until November 11, 2024, to file our results and regain compliance with Nasdaq’s listing requirements. While we are making every effort to meet this deadline, the timing of the finalization of our financial statements will remain closely tied to the progress and findings of the ongoing investigation.

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Current State of the Business

As we reflect on the current state of the business, we are acutely aware of key challenges that continue to weigh on the Company, which are outlined below.

Operational and Macroeconomic Challenges

We are currently navigating significant operational and macroeconomic challenges that have negatively impacted our performance, particularly in the OTC and prescription drug (Rx) segments across Latin America. The region has experienced a slowdown in market growth due to economic instability, political uncertainty, and reduced consumer purchasing power. Additionally, regulatory challenges, currency devaluations, and inflation have further strained margins and sales volumes, contributing to a modest overall performance with sharp declines in some markets.

In Ecuador, the pharmaceutical market is under pressure due to the country’s ongoing economic and societal challenges. These challenges have led to increased pressure on commercial channels to reduce inventory levels, negatively affecting both our CASAND and CDMO segments.

According to IQVIA, market growth in the 11 countries where we operate has slowed from a growth rate of 6.6% YTD June 2023 to just 2.2% YTD June 2024. In the specific therapeutic classes where Procaps operates, the relevant market’s growth also decreased from 6.4% YTD June 2023 to only 1% YTD June 2024.

Despite these challenging market conditions, Procaps has managed to significantly outperform the market. We achieved a 5.1% growth rate YTD June 2024, which is double the average growth in the markets where we operate. This performance ranks Procaps as the second fastest-growing company overall and the third fastest within our relevant segments, underscoring the strength of our commercial organization and reinforcing our confidence in the future of this organization.

This challenging environment requires strategic adjustments, including tighter inventory management, cost control measures, and a focus on maintaining market share amid slower growth.

Operationally, we have experienced higher year-over-year COGS, slow inventory turnover, and reduced CDMO plant utilization, all of which have applied pressure on our gross margins. Delays in orders and postponed product launches from our customers have continued to put pressure on the business, particularly in our CDMO operations.

Additionally, we have been actively working towards reducing stock-in-trade in some of our markets, which ended 2023 at higher-than-normal levels and has continued to have a significant impact in the first half of the year. This had a strong adverse impact on revenues in our CAN and CASAND regions.

Net revenues for the six months ended June 30, 2024 (“1H24”) were approximately $190 million, a 2% decline from $194 million for the six months ended June 30, 2023 (“1H23”). This decline was driven by lower sales volumes, as a result of the destocking process in key segments, including CAN and CASAND, and was further compounded by delays in product launches in CDMO at client´s requests.

We currently estimate Adjusted EBITDA for 1H24 to be between $8 million and $10 million, a significant decline from $29 million in 1H23. This decline has been primarily driven by two major factors. First, our destocking efforts had an approximately $17 million negative impact as we worked to reduce inventory levels across key segments, particularly in CASAND and CAN segments. Second, the challenging economic and commercial environment in Ecuador contributed approximately an additional $5 million negative impact.

These challenges, combined with increased operational costs and reduced plant utilization, have put considerable pressure on our margins. However, we are actively addressing these issues through targeted cost control measures and operational efficiencies, which we believe will support improved EBITDA margins moving forward. By focusing on optimizing inventory levels and navigating the complexities of markets like Ecuador, we are positioning the company for stronger performance in the future.

Partly compensating the above impacts, our core businesses, particularly our Rx and Clinical Specialties lines, have shown resilience, and we are optimistic that we can maintain their robust growth. Our Clinical Specialties line continues to ramp up from post-pandemic tailwinds, and our Rx segment continues to experience strong demand coupled with launches of new products. I am optimistic that our diverse product portfolio can continue to see meaningful improvements as we further improve our operations.

Cash Flow and Debt Management

As of June 30, 2024, our gross debt stood at approximately $285 million, a slight increase from $282 million as of June 30, 2023. Given our 1H24 performance, our cash flow from operations is under pressure, and we have taken decisive steps within our organization to manage our liquidity. In addition to the recent forbearance agreements with key lenders, which provide us with flexibility to restructure our debt and procure a financial solution while continuing to support our core business operations, we have also implemented actions to reduce our internal inventory levels. We are also exercising tight control over our Capex needs, focusing primarily on activities essential for maintaining of our regulatory licenses across the countries where we operate.

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A Time for Transformation

As we look to the future, I, alongside the rest of the management team, are accountable for navigating these challenges and steering the Company towards long-term growth. We are committed to implementing strategies that will enable us to realize the full value of our assets, tap into the strength of our core business, and ultimately drive shareholder value. To that end, our management team has developed certain top priorities that will guide us on our journey forward. While our path ahead may not be linear, we are confident that these initiatives are the right first steps to recalibrating the business and positioning the Company for a positive transformation.

Resolve Internal Investigation and Release 2023 Audited Financials

A top near-term priority is to see through the conclusion of the ongoing internal investigation. As a public company, it is critical that we timely disclose audited financials to our shareholders and the market. We are committed to expeditiously concluding this investigation and resuming timely reporting of our financial statements to our shareholders and the market.

Reorganize Internal Operations

We are committed to running this business in an efficient manner that enables us to nimbly navigate our dynamic industry. The way we are structured must enable us to meet our customers’ ever-changing needs and position us to do so in a cost-efficient manner. I, and the rest of the management team, have already taken a fresh look at the way we are organized and our cost drivers to optimize the way we operate and allocate resources. We expect to implement significant changes to help us navigate industry headwinds, such as rising costs of supplies and increased competition, to ultimately drive margin expansion and cost savings over the long-term.

Evaluation of Non-Core Assets

Over the past seven months, I have spent a great amount of time with the management team gaining an in-depth understanding of each of Procaps’ business and products. Our portfolio is currently diverse and complex. Each business has different margin profiles, trends in customer behavior, specific macro headwinds, and different long-term outlooks.

As a result, we have been evaluating in detail our non-core assets, assessing their recent performance, future outlook, and fit within our overall portfolio. As a result, we have decided to explore alternatives, including the potential sale, of certain non-core assets or underperforming businesses, which should enable us to simplify our portfolio, strengthen our financial position, and reduce debt. We believe this will ultimately help enhance our free cash flow and provide added operational flexibility to invest in parts of the business that can drive long-term growth. We expect to carry out this plan during the following 12 to 18 months and expect to share updates as appropriate.

Debt Reduction and EBITDA Margin Improvement

We are exploring various alternatives to obtain additional financing, to bring a sustainable cash position which we believe will allow the Company the necessary flexibility to pursue key initiatives and further invest in higher growth segments with stronger margins, such as prescription pharmaceutical drugs (Rx).

With the measures above we want to demonstrate that we are focused on reducing our debt burden and improving our EBITDA margins through operational efficiencies, cost control measures, and strategic asset sales where necessary. We expect that our ongoing restructuring efforts will support these goals, allowing us to optimize cash flow and invest in high-growth segments.

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The Path Forward

Overall, while the organization has challenges to overcome, we believe there is also reason to have confidence in the future of Procaps. We aim to continue building upon our market leadership in high-impact therapeutic areas, as evidenced by our business development efforts to expand our oncology portfolio and ongoing in-house R&D investments. As we continue to navigate an evolving healthcare landscape with favorable Rx dynamics, we are confident that the foundation we have built in differentiated BGx and commercialization will position us to unlock the full potential of our strong business and accelerate our long-term growth.

We are committed to working harder than ever to deliver the changes needed to help Procaps reach its potential. While the path forward will be non-linear, I am confident in the value we can drive for the Company’s shareholders over the long-term. We appreciate your patience on this path and will continue to provide updates with you as appropriate as we make progress.

Sincerely,

José Antonio Vieira

CEO of Procaps Group”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and nearly 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “goal,” “objective,” “will,” “may,” “should,” “can,” “project” and other similar expressions that predict or indicate future events, objectives, results or trends or that are not statements of historical matters. Such forward-looking statements include, without limitation, projected financial information, the Company’s expectations about the timing of completion of the internal investigation and filing of the 2023 20-F, the Company’s statements regarding seeking additional financing, statements related to the Company’s plans, outlook and strategy, other Company initiatives and objectives or forecasts related to the Company’s business, performance and industry. These forward-looking statements involve substantial risks and uncertainties, or assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal investigation; the conclusions of management (and the timing of the conclusions) concerning matters relating to the internal investigation; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the internal investigation and the Company’s financial statements; the possibility that errors may be identified; the risk that the completion and filing of the Form 20-F will take longer than expected; the inability to successfully implement or execute on the Company’s strategic objectives or initiatives or to obtain financing; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; the inability of the Company to execute on its expense reductions plans or growth initiatives; and other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by the Company. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

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Important Note Regarding Preliminary, Unaudited Estimates and Non-IFRS Measures

Please note that the preliminary, unaudited results estimates for the six months ended June 30, 2024 included in this release were prepared by the Company’s management in connection with the preparation of the Company’s financial statements and are based upon preliminary operating results estimated based on information available as of the date hereof, and include a number of subjective judgments and assumptions. Additional items that may require adjustments to the Company’s preliminary estimated financial information may be identified and could result in material changes to the Company’s preliminary estimated results. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimated financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Further, these preliminary estimated results are not a comprehensive statement or estimate of the Company’s financial condition or operating results for six months ended June 30, 2024. These preliminary estimated results should not be viewed as a substitute for complete financial statements prepared in accordance with IFRS. In addition, the preliminary estimated financial information is not necessarily indicative of the results to be achieved for any future period. Accordingly, investors are cautioned not to place undue reliance on this preliminary estimated financial information.

Because we have not yet completed our closing process and because of the forward-looking nature of the estimated Adjusted EBITDA ranges presented above for the 1H2024, we do not have specific quantifications of the amounts that would be required to provide a reconciliation of income (loss), the most directly comparable financial measure calculated and presented in accordance with IFRS to Adjusted EBITDA for 1H2024. We believe that there is a degree of variability with respect to certain of the IFRS measures and certain adjustments made to arrive at the relevant non-IFRS measure that precludes us from providing an accurate preliminary estimate of an IFRS to non-IFRS reconciliation without unreasonable effort or expense. As a result, we believe that providing estimates of the amounts that would be required to reconcile the ranges of our expected Adjusted EBITDA for 1H2024 would imply a degree of precision that would be confusing or misleading to investors for the reasons identified above.

The Company is not able to reconcile its forward-looking non-IFRS estimates without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, which could have a material impact on its future IFRS financial results.

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Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Net Debt-to-Adjusted EBITDA ratio, Contribution Margin and net revenue on a constant currency basis, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt-to- Adjusted EBITDA ratio

We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II (“Union”), certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs, and other nonrecurring nonoperational or unordinary items as the Company may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to- Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to- Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It, therefore, may not be possible to compare our use of these non-IFRS financial measures with those used by other companies.

Adjusted EBITDA Reconciliation

U$ million	1H23
Net Income	33.6
Financial expenses	5.1
Income tax	13.2
D&A	8.0
EBITDA	59.9
FX translation adjustments[1]	(14.4)
Transaction expenses[2]	(19.3)
Other expenses[3]	3.0
Adjusted EBITDA	29.2
Adjusted EBITDA margin	15.1%

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